One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

LEAH CRY leah.cry@dechert.com +617 728 7139 Direct +617 275 8405 Fax

February 27, 2015

Deborah Skeens, Esq. Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Prospectuses Contained in Post-Effective Amendment No. 205 to the Registration Statement of Russell Investment Company (filed on December 5, 2014)

Dear Ms. Skeens:

This letter responds to comments you provided to me in a telephonic discussion on January 30, 2015 regarding the Prospectuses contained in Post-Effective Amendment No. 205 to the Registration Statement for Russell Investment Company (the “Registrant”) filed with the Securities and Exchange Commission on December 5, 2014. This letter responds only to the comments provided on that date. Summaries of the comments, and Registrant’s responses thereto, are provided below. Registrant will provide responses to your remaining comments as EDGAR correspondence at a later date.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and Statements of Additional Information unless otherwise indicated.

1.	Comment:	The introduction to each Fund’s expense example states that “[t]he example also assumesthat operating expenses remain the same.” Please revise the disclosure to clarify that the example assumes that operating expenses remain the same whether the investor holds or redeems their shares.

	Response:	Registrant notes that Item 3 of Form N-1A (the “Form”) states that, with respect to the expense example, the following information is required: “The Example also assumes that…the Fund’s operating expenses remain the same.” Because Registrant’s current disclosure is consistent with the language used in the Form, and because the Form does not require a registrant to disclose that operating expenses remain the same whether an investor holds or redeems their shares, Registrant respectfully declines to make the requested change.

2.	Comment:	In each Prospectus, please update the “Management of the Funds” section to include information regarding the upcoming sale of Russell.

	Response:	Registrant has included the relevant information.

3.	Comment:	Each Target Date Fund’s fee table states that the advisory fee is “none.” Please clarify supplementally whether each Fund’s advisory fee is actually zero or if it has been waived. If it is a waiver, please revise each fee table accordingly. Also, please note that only fee waivers that extend for a period of at least 12 months from the effective date of the registration statement may be included in the fee table.

	Response:	Registrant confirms that each Target Date Fund’s advisory fee is zero.

4.	Comment:	The footnote to each Target Date Fund’s fee table states that RIMCo “has agreed to assume the responsibility of payment for all operating expenses….” Please clarify supplementally the term of each arrangement and, if each will continue in perpetuity, please revise the disclosure to so indicate.

	Response:	Registrant notes that, although the arrangements have no specified expiration date, the agreement establishing the arrangements does not indicate that they will continue in perpetuity. Registrant has no current intention to terminate the arrangements. Registrant believes that the current disclosure accurately describes the arrangements and, accordingly, respectfully declines to revise the disclosure in response to this comment.

Please call me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Leah Cry
Leah Cry

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze

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